

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

Graham O'Brien
Chief Financial Officer
ZoomInfo Technologies Inc.
805 Broadway Street , Suite 900
Vancouver , Washington 98660

> **Re: ZoomInfo Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 15, 2024**

Dear Graham O'Brien:

We have reviewed your December 20, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13, 2024 letter.

Form 10-K for the Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Operating Income, Adjusted Operating Income Margin, and Adjusted Net Income, page 51

1.	In your response to prior comment one you indicate that you calculate the tax impact of adjustments to net income by taking the total gross value of the adjustments and multiplying it by the Company's U.S. federal and state statutory tax rate. You then recalculate the tax impact of book-tax differences related to equity compensation, the tax receivable agreements, restructuring and transactional-related expenses. Clarify if there is a book tax difference relating to the tax receivable remeasurement adjustment and how it is reflected in the components of the "tax impact of adjustments to net income" that you provide.

2.	Please further clarify the tax benefits relating to "amortization of corporate structure simplification costs" included in your response to prior comment one. Describe the transactions that gave rise to these costs, your accounting for these costs on a book and tax basis, and the impacts on your GAAP income before taxes and GAAP provision for income taxes for years ended 2023 and 2022. Clarify whether the adjustments relate to book-tax differences of your non-GAAP adjustments. If not, clarify how you determined that these are appropriate non-GAAP adjustments. Tell us how your non-GAAP measure includes the current and deferred income tax expense commensurate with the non-GAAP measure of profitability. Refer to Question 102.11 of the Commission's Non-GAAP Compliance and Disclosure Interpretations.

Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology